FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, March 29, 2004

FAIRFAX FINANCIAL HOLDINGS ANNOUNCES TERMS
OF DEBT EXCHANGE OFFER FOR 2006 AND 2008 NOTES

     TORONTO, ONTARIO — March 29 — Fairfax Financial Holdings Limited (NYSE: FFH) (the “Company” or “Fairfax”) today announced terms for its registered offer to exchange up to U.S.$275.0 million principal amount of its existing 7.375% Senior Notes due 2006 (the “2006 Notes”) and up to U.S.$170.0 million principal amount of its existing 6.875% Senior Notes due 2008 (the “2008 Notes” and, together with the 2006 Notes, the “old notes”).

     Specifically, the Company is offering to exchange the old notes for a combination of cash and new 7.75% Senior Notes due 2012 of Fairfax (the “new notes”).

     In the exchange offer for the 2006 Notes and 2008 Notes, holders will receive the following amounts of cash and new notes for each $1,000 principal amount of old notes:

			Cash
	Old Notes		Early	Total	New Note	Total
	to be	Purchase	Participation	Cash	Principal	Cash and
CUSIP Number	Exchanged	Payment	Payment	Amount	Amount	New Notes
303901AJ1	2006 Notes	$303.33	$30.00	$333.33	$746.67	$1,080.00
303901AF9	2008 Notes	$70.00	$30.00	$100.00	$960.00	$1,060.00

     The early participation payment component of the total cash amount will only be paid to holders who tender their old notes at or prior to 5:00 p.m., New York City time, on April 8, 2004. The exchange offer will expire at 5:00 p.m., New York City time, on April 26, 2004, unless extended.

     Tendering holders will also be paid accrued and unpaid interest to but not including the settlement date in cash on old notes that are accepted in the exchange offer. The settlement date for the exchange offer is expected to be April 29, 2004.

     The exchange offer is subject to certain customary conditions. The exchange offer is not subject to any condition as to a minimum or maximum principal amount of old notes that will be accepted for purchase.

     The purpose of the exchange offer is to refinance and reduce a portion of the Company’s outstanding debt and to diversify its debt maturity profile as part of the Company’s deleveraging

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

plan, which is intended to strengthen its debt ratings to investment grade. Consistent with this plan, the Company intends to reduce its financial leverage through the reduction of its outstanding debt and continued growth in its shareholders’ equity.

     Concurrent with the exchange offer described above, the Company is also making an offer to certain qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act of 1933, to exchange any and all of the U.S.$97.7 million principal amount of 8.125% Senior Notes due 2005 of TIG Holdings, Inc. for a combination of cash and new notes of Fairfax. Such offer has not been and will not be registered under the U.S. Securities Act and the notes issued pursuant thereto may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     A copy of the prospectus relating to the exchange offer for the 2006 Notes and 2008 Notes is available by contacting the information agent, D.F. King & Co., Inc. at: 48 Wall Street, 22nd Floor, New York, NY 10005, Phone: (800) 431-9633.

     The Company has engaged Banc of America Securities LLC, Citigroup Global Markets Inc. and RBC Capital Markets Corporation to act as dealer managers in connection with the offer. Questions regarding the offer may be directed to Banc of America Securities LLC, High Yield Special Products, at (888) 292-0070 (toll-free), Citigroup Global Markets Inc., Liability Management Group, at (800) 558-3745 (toll-free) and RBC Capital Markets Corporation at (212) 858-7201 (collect).

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:   Bradley P. Martin, Vice President, at (416) 367-4941

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